Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via Edgar

March 27, 2020

Jonathan Burr Division of Corporation Finance Office of Real Estate & Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Roth CH Acquisition I Co. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted March 16, 2020 File No. 333-236852

Dear Mr. Burr:

On behalf of our client, Roth CH Acquisition I Co. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 23, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Jonathan Burr March 27, 2020 Page 2

Amendment No. 1 to Draft Registration Statement on Form S-1 filed March 16, 2020

Exhibits

1.	We note that your amended and restated certificate of incorporation includes an exclusive forum provision. Please disclose this provision in your registration statement and include risk factor disclosure. In this regard, it appears that the exclusive forum provision does not apply to the federal securities laws. Please include whether the provision applies to the federal securities laws in your disclosure.

Response: A risk factor and disclosure relating to the exclusive forum provision in the amended and restated certificate of incorporation have been included in the Amended S-1 on pages 29 and 70, respectively.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner